Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

		June 30, 2017
Assets		
Cash and cash equivalents	$	3,199,246
Securities owned, at fair value		1,413,135
Receivables from clearing organizations		15,132,206
Prepaid expenses		1,175,122
Forgivable loans, net of allowance for doubtful accounts of $1,027,343		6,629,831
Property and equipment, net of accumulated depreciation		2,127,914
Intangible assets, net of accumulated amortization		1,461,666
Underwriting and syndicate receivables		2,016,525
Receivable from affiliates		766,872
Other assets		2,847,173
Total Assets	**$**	**36,769,690**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	4,293,331
Accrued compensation		6,352,539
Payable to affiliates		817,192
Securities sold, not yet purchased, at fair value		1,706,768
Liabilities subordinated to claims of general creditors		2,578,571
Total Liabilities		15,748,401
Stockholders' Equity		
Total Stockholders' Equity		21,021,289
Total Liabilities and Stockholders' Equity	**$**	**36,769,690**

See Notes to Statement of Financial Condition.